Exhibit 3.1

AMENDMENT TO TESSERA HOLDING CORPORATION

AMENDED AND RESTATED BYLAWS

Dated: December 6, 2016

Pursuant to the resolutions duly adopted by the Board of Directors of Tessera Holding Corporation, a Delaware corporation, the Amended and Restated Bylaws of Tessera Holding Corporation, as amended and restated December 1, 2016 (the “Bylaws”), are amended as follows:

Section 3.2 of the Bylaws is hereby amended to read in its entirety as follows:

3.2	NUMBER OF DIRECTORS

Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be eight (8).

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.